Exhibit 12.2

EDGE PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES
DIVIDENDS

(In Thousands, Except Ratios)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$(8,704)	$(62,836)	$51,436	$23,384	$7,439	$1,223
Plus: fixed charges	5,202	2,885	350	616	812	398
Preference securities dividend (a)	(2,125)	—	—	—	—	—
Earnings available for fixed charges	$(5,627)	$(59,951)	$51,786	$24,000	$8,251	$1,621
Fixed Charges:
Interest expense	$5,173	$8,146	$2,293	$1,317	$1,056	$1,021
Preference securities dividend (a)	2,125	—	—	—	—	—
Total fixed charges	$7,298	$8,146	$2,293	$1,317	$1,056	$1,021

Ratio of Earnings to Fixed Charges	(b)	(c)	22.59	18.22	7.81	1.59

(a)          The Company issued preference securities requiring dividend payments in January 2007.  Prior to that date, no preference securities were outstanding.

(b)         Earnings for the three months ended March 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $12.9 million.

(c)          Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges.  The coverage deficiency was $68.1 million for fixed charges.